SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

Quji (Alan) Guo

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

Tel: +(86-10) 5692-0099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G102	13D/A

1	Names of Reporting Persons Quji (Alan) Guo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,456,641(1) Ordinary Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%(2)

14	Type of Reporting Person IN

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 American Depositary Shares (the “ADSs”), representing 775,390 Ordinary Shares.

(2)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D/A

1	Names of Reporting Persons Wincore Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,456,641(1) Ordinary Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%(2)

14	Type of Reporting Person CO

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 American Depositary Shares (the “ADSs”), representing 775,390 Ordinary Shares.

(2)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D/A

Item 1.         Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).  The Issuer’s principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

This Amendment supplements and amends the statement on Schedule 13D filed on June 14, 2018 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 2.         Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•                  Quji (Alan) Guo (“Guo”), an individual, and

•                  Wincore Holdings Limited, a company incorporated in the British Virgins Islands with limited liability (“Wincore”).

The principal occupation of Guo is Director of the Issuer. Guo is a citizen of the People’s Republic of China. The address of the principal business and office of the Guo is Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Wincore’s principal business is to hold Guo’s beneficial interest in the Issuer. The sole director of Wincore is Guo. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

During the last five years, none of the Reporting Persons, nor any of the directors of Wincore, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On December 14, 2018, Zall Cross Border E-Commerce Investment Company Limited (“E-Commerce”) and Wincore Holdings Limited (“Wincore”) entered into an Amendment to Voting Agreement, pursuant to which the Voting Agreement, described in Item 6 of the Initial Statement was invalidated as of that date. As such, E-Commerce may no longer direct the vote of Wincore’s 7,456,641 shares, the parties may no longer be deemed members of a “group” with each other, and E-Commerce may no longer be deemed to have indirect voting power over Wincore’s shares. A copy of the English translation of the Amendment to the Voting Agreement is filed as Exhibit 1 hereto and the foregoing description is qualified in its entirety to such exhibit.

CUSIP No. 53225G102	13D/A

Item 7.         Material to be Filed as Exhibits.

Exhibit Number	Description

1	English translation of Amendment to Voting Agreement dated December 14, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Wincore Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2018

Quji (Alan) Guo

/s/ Quji (Alan) Guo
Signature

Wincore Holdings Limited

/s/ Quji (Alan) Guo
Signature
Name:	Quji (Alan) Guo Title: Director